Exhibit 99.1

Acergy S.A. awarded contract offshore Brazil

London, England – December 01, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) announced today the award of a contract from Petrobras for the Sul-Norte Capixaba Project, located offshore Brazil in water depths of between 30m and 100m.

Acergy is working in consortium with Odebrecht Oil & Gas on engineering, project management, procurement and fabrication related scope. Acergy’s project scope also includes the installation of an 18” 150 km rigid gas pipeline linking the Camarupim Field gas pipeline to the Parque das Baleias complex together with associated diving, construction and pre-commissioning activities. Total contract value is approximately $240 million, of which Acergy’s share is approximately $190 million.

Engineering will begin immediately with offshore installation scheduled to commence late 2011, using the Acergy Polaris and Acergy Harrier.

Bruno Chabas, Acergy’s Chief Operating Officer, said: “We are pleased to have been awarded this contract, which demonstrates our capability and versatility by offering competitive solutions for both shallow and deepwater projects. This award provides an excellent opportunity to build on our strong local presence and to work with an established local partner, while leveraging our expertise as a leading provider of SURF services in Brazil.”

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide.   We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contracts, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.